TAO Kan

June 18, 2009

NextMart Inc.

Room 1208 Oriental Plaza Bldg. W3

1 East Chang'an Avenue,

Dongcheng District,

Beijing, 100738 PRC

Resignation from the Board of Directors

To NextMart Inc’s Board of Directors,

      I, TAO Kan, hereby tender my resignation as independent director of the Board of Directors for NextMart Inc., effective immediately on June 18, 2009.

I confirm that my departure in no way reflects any disagreements with the Company on matters relating to the Company’s policies, operations or practices, and that I have no claim against the NextMart Inc. whatsoever whether in respect to fees, remuneration, or compensation for the loss of office.

Sincerely,

/s/ Tao Kan

TAO Kan